ICAPITAL SECURITIES, LLC
(SEC I.D. No. 8-69443)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ICAPITAL SECURITIES, LLC
TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of iCapital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, NY
February 25, 2022

We have served as the Company's auditor since 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69443

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021__ AND ENDING _____12/31/2021_____

                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICapital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, 26FL

                                                            (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-751-4422	Proche@dfpPartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

                                    (Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)
			34
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher W. Thome, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICapital Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
CCO

_____
Anushree J. Dehadrai
/ License : 02DE6404410/ Expires : Feb 18, 2024
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2021
ASSETS		
Cash and cash equivalents	$	10,425,467
Fees receivable		5,913,606
Other assets		45,079
Total assets	$	16,384,152
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to parent	$	3,800,871
Brokerage commissions payable		5,374,849
Professional services payable		546,111
Accounts payable and accrued liabilities		280,551
Total liabilities		10,002,382
Member's equity		
Member's equity		6,381,770
Total member's equity		6,381,770
Total liabilities and member's equity	$	16,384,152

The accompanying notes are an integral part of this statement of financial condition.

ICAPITAL SECURITIES, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

Note 1. Organization and Business Activity

iCapital Securities, LLC (the "Company"), a wholly owned subsidiary of iCapital Network, Inc. (the "Parent"), was formed in Delaware as a limited liability company on January 23, 2014. The Company commenced operations on June 1, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 16, 2014.

Note 2 Summary of Significant Accounting Policies

Basis of presentation: The accompanying statement of financial condition has been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are expressed in U.S. dollars.

Use of estimates: The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes that it is not subject to any significant credit risk on cash.

Fees receivable: The Company records its fees receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts, collections, and assessment of future collections. This involves the process of determining whether the Company will be able to collect substantially all of the consideration to which it will be entitled. At December 31, 2021, the fees receivable balance is deemed fully collectible within one year from the financial statement reporting date. In accordance with GAAP, the allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Other assets: Other assets include prepaid expenses primarily consisting of advance payments for insurance, regulatory memberships, and software licenses, for which the Company expects to receive a future benefit.

Due to parent: Due to parent primarily includes allocated operational expenses in accordance with an expense sharing agreement (see Note 4).

Professional services payable: Professional services payable includes accrued expenses related to various vendors who provide expertise primarily in the fields of legal, audit, and accounting.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities primarily includes accrued insurance, expenses in excess of expense caps ("Expense Cap Overages"), and other fees, which the Company owes in the normal course of business.

Brokerage commissions: Instances arise where the Company incurs and accrues brokerage commissions in connection with the sale of investments in funds. In this scenario, since a written contract exists between the Company and sales representatives or unaffiliated selling group members, fees receivable are not deducted from net capital to the extent they are offset by the brokerage commission payable.

Income taxes: The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and, accordingly, no liability for income taxes has been recorded in the accompanying statement of financial condition for any federal, state, or local tax.

Note 3. Revenue

The Company accounts for its revenue in accordance with ASC 606 – *Revenue from Contracts with Customers*. The Company recognizes revenue when it satisfies performance obligations within its contracts and the customer receives control or benefit over the promised goods or services. A performance obligation is a promise to transfer a distinct good or service to the customer, and each performance obligation may be satisfied over time or at a point in time. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services. The Company enters into contracts that include multiple services, which are considered separate performance obligations if they are determined to be distinct in the context of the contract. Management's judgment is required to identify distinct performance obligations and includes an assessment of factors, such as whether the promised services are highly interdependent or interrelated in the context of the contracts with customers.

Customers of the Company include banks, general partners of alternative funds, registered investment advisors, and broker dealers. The Company's significant sources of revenue are earned from (1) contracts for administrative services performed to allow alternative fund investors to interact and transact with sponsors of underlying alternative funds, and (2) contracts for placement of certain investors in certain private investment funds. The Company has identified two primary performance obligations within the contracts including (i) administrative services and (ii) placement services. Both administrative services and placement services leverage the Parent's financial technology platform to provide benefit to customers.

The following provides detailed information on the recognition of the Company's revenue from contracts with funds:

Administrative fees: The administrative services performance obligation is satisfied ratably over time and related services include, but are not limited to, (i) supporting online fund subscriptions, including access to electronic signature technology, (ii) assisting in executing capital calls and distributions from underlying alternative funds, and (iii) providing a unified online interface for alternative fund reporting and tax information. For certain customers, administrative services include underlying alternative fund sourcing and diligence services. Administrative services, including sourcing and diligence services when applicable, are highly interrelated in the context of the administrative fee contracts with customers. Therefore, the combined services are a single performance obligation. Administrative fees may be billed to customers either in advance or in arrears, and the timing of such billings is dependent on the specific contractual terms with the customer.

Administrative fees are calculated based on the fair value of platform assets for each platform fund, multiplied by a rate specified in the contract between the Company and the platform fund's respective underlying alternative fund. The Company recognizes Administrative fees monthly and the amount recognized is calculated based on available underlying alternative fund information on the calculation date. Adjustments to revenue recognized are recorded when underlying alternative fund information is finalized and the amount of consideration is known. The variable consideration is highly susceptible to fluctuations in platform assets that are outside of the Company's influence. In accordance with ASC 606, the transaction price for administrative revenue is reflective of fund expense cap reimbursements which are required to be presented net against revenue rather than as a component of operating expenses.

The Company has agreed to pay Expense Cap Overages for certain specified funds, which include a portion of certain fund expenses that exceed a defined threshold. As of December 31, 2021, within Fees receivable, $3,144,124 related to Administrative fees were outstanding. As of December 31, 2021, approximately 99% of the Company's Administrative fees were earned from two funds. The administrative fees receivable from these two funds were $3,115,053 as of December 31, 2021. The administrative fees receivable amount is recorded within Fees receivable on the statement of financial condition.

Placement fees: The performance obligation related to placement services is satisfied at a point in time. The consideration related to these services is either variable and based on net asset value per share of the shares sold over a period of time or fixed based on the initial subscription amount. The placement fees receivable was $2,495,558 as of December 31, 2021. The placement fees receivable amount is recorded within Fees receivable on the statement of financial condition.

Retrocession fees: Retrocession fees are paid by certain underlying funds' fund managers for placement of investors into the respective underlying fund. The performance obligation related to placement services is satisfied at a point in time. The consideration related to these services is either variable and based on net asset value per share of the shares sold over a period of time or fixed based on the initial subscription amount. The retrocession fees receivable was $273,924 as of December 31, 2021. The retrocession fees receivable amount is recorded within Fees receivable on the statement of financial condition.

Note 4. Related Party Transactions

The Company entered into an expense sharing agreement ("Agreement") with the Parent, initially dated December 2014, which was subsequently amended and dated April 2021 ("Amended Agreement"). Expenses such as payroll, rent, utilities, communications, market data, insurance, and office supplies are allocated to the Company based on a percentage of the Parent's monthly average payroll by department. Such percentage per department is based on estimates of time spent by employees of the Parent related to activities of the Company. Additionally, certain expenses, such as fund expenses, are allocated by specific identification as they are related to the Company's operations. As of December 31, 2021, $3,800,871 is payable to the Parent.

The Company engages in various related-party transactions with its parent and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist that would prevail if the Company were operated as an unaffiliated entity.

The Company has agreements with certain shareholders of the Parent that represent financial service firms. Per these agreements, the administrative agent shall pay the service provider fees as stipulated in said agreements.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. The minimum net capital is calculated as 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $1,850,773, which exceeded its required net capital of $666,825 by $1,183,948. The Company's ratio of aggregate indebtedness to net capital was 5.4 to 1.

Note 6. Segment Reporting

The Company only has one operating segment per its analysis under ASC 280. Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that only one reporting operating segment exists. For information regarding revenue generating products and services, reference Note 3.

Note 7. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2021 that are material in nature.

Note 8. Legal Contingencies

The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Contingencies are estimated and remeasured as needed. Contingencies which qualify as covered claims are not offset until insurance proceeds are received. To the extent necessary, adjustments for accruals of possible loss contingencies are recorded within Professional services payable on the statement of financial condition. As of December 31, 2021, the Company does not have accruals for legal contingencies.

Note 9. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization declared the outbreak of the coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. The impact of this pandemic and general health crisis could result in substantial market volatility and uncertainty and may adversely impact the Company's results. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Note 10. Subsequent Events

Subsequent events have been evaluated through February 25, 2022, the date of the issuance of the December 31, 2021 statement of financial condition.